Exhibit 99.1

AURORA CANNABIS INC.

Condensed Consolidated Interim Financial Statements

(Unaudited)

For the three and six months ended December 31, 2019 and 2018

(In Canadian Dollars)

Table of Contents

Condensed Consolidated Interim Statements of Financial Position	3
Condensed Consolidated Interim Statements of Comprehensive (Loss) Income	4
Condensed Consolidated Interim Statements of Changes in Equity	6
Condensed Consolidated Interim Statements of Cash Flows	8
Notes to the Condensed Consolidated Interim Financial Statements

Note 1	Nature of Operations	9	Note 13	Convertible Debentures	23
Note 2	Significant Accounting Policies and Judgments	9	Note 14	Loans and Borrowings	24
Note 3	Accounts Receivable	11	Note 15	Share Capital	25
Note 4	Strategic Investments	12	Note 16	Share-Based Compensation	26
Note 5	Marketable Securities and Derivatives	15	Note 17	Earnings Per Share	27
Note 6	Investments in Associates and Joint Ventures	17	Note 18	Other (Expense) Income, Net	28
Note 7	Biological Assets	17	Note 19	Supplementary Cash Flow Information	28
Note 8	Inventory	18	Note 20	Commitments and Contingencies	28
Note 9	Property, Plant and Equipment	18	Note 22	Segmented Information	31
Note 10	Non-Controlling Interests	20	Note 23	Fair Value of Financial Instruments	32
Note 11	Assets Held for Sale	20	Note 24	Financial Instruments Risk	33
Note 12	Intangible Assets and Goodwill	21	Note 25	Subsequent Events	34

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Financial Position

As at December 31, 2019 and June 30, 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars)

	Notes	December 31, 2019	June 30, 2019
		$	$
Assets
Current
Cash and cash equivalents		156,334	172,727
Restricted cash	14(a)	45,002	46,066
Accounts receivable	3, 24(a)	82,264	103,493
Income taxes receivable		5,290	8,833
Marketable securities	5(a)	26,148	143,248
Derivatives	5(b)	9,551	-
Biological assets	7	45,617	51,836
Inventory	8	205,543	113,641
Prepaids and other current assets		35,876	24,323
Assets held for sale	11	18,234	-
		629,859	664,167

Property, plant and equipment	9	1,001,917	765,567
Derivatives	5(b)	43,918	86,409
Deposits		10,406	6,926
Loan receivable		3,312	-
Investments in associates and joint ventures	6	69,681	118,845
Intangible assets	12	503,534	688,366
Goodwill	12	2,409,285	3,172,550
Total assets		4,671,912	5,502,830

Liabilities
Current
Accounts payable and accrued liabilities	24(b)	125,432	152,884
Deferred revenue	21	6,151	749
Convertible debentures	13	30,632	235,909
Loans and borrowings	14	27,055	13,758
Contingent consideration payable	23	24,633	28,137
Deferred gain on derivatives		20	728
Provisions	20(a)	-	4,200
		213,923	436,365

Convertible debentures	13	271,122	267,672
Loans and borrowings	14	273,314	127,486
Derivative liability	13(ii)	8,470	177,395
Other long-term liability		-	11,979
Deferred tax liability		81,283	91,886
Total liabilities		848,112	1,112,783

Shareholders’ equity
Share capital	15	5,456,618	4,673,118
Reserves		138,461	139,327
Accumulated other comprehensive loss		(170,935)	(143,170)
Deficit		(1,580,499)	(283,638)
Total equity attributable to Aurora shareholders		3,843,645	4,385,637
Non-controlling interests	10	(19,845)	4,410
Total equity		3,823,800	4,390,047
Total liabilities and equity		4,671,912	5,502,830

Nature of Operations (Note 1)

Strategic Investments (Note 4)

Commitments and Contingencies (Note 20)

Subsequent Events (Note 14(a) and 25)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Comprehensive Loss

Three and six months ended December 31, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

		Three months ended December 31,		Six months ended December 31,

	Notes	2019	2018	2019	2018
		$	$	$	$
Revenue from sale of goods	21	63,667	59,411	146,980	85,869
Revenue from provision of services	21	1,355	2,589	3,199	5,805
Excise taxes		(8,995)	(7,822)	(18,907)	(7,822)

Net revenue		56,027	54,178	131,272	83,852

Cost of sales		33,214	25,800	65,953	39,762

Gross profit before fair value adjustments		22,813	28,378	65,319	44,090

Changes in fair value of inventory sold		22,778	21,620	41,312	31,561
Unrealized gain on changes in fair value of biological assets	7	(29,880)	(25,384)	(59,616)	(27,663)

Gross profit		29,915	32,142	83,623	40,192

Expense
General and administration		70,751	43,621	129,872	79,564
Sales and marketing		29,131	22,741	51,142	52,117
Acquisition costs		2,059	5,692	3,023	20,672
Research and development		6,775	1,811	12,823	5,237
Depreciation and amortization	9, 12	20,847	19,263	39,056	34,385
Share-based compensation	16(a)(b)	19,963	19,204	44,720	40,280
		149,526	112,332	280,636	232,255

Loss from operations		(119,611)	(80,190)	(197,013)	(192,063)

Other (expense) income
Interest and other income		2,194	128	3,171	878
Finance and other costs		(23,877)	(10,208)	(41,788)	(18,735)
Foreign exchange (“FX”) loss		(999)	(37)	(4,708)	(508)
Other (expense) income, net	18	(168,807)	(119,696)	(41,151)	109,139
Impairment of property, plant and equipment	9	(51,925)	-	(51,925)	-
Impairment of investment in associates	6	(46,226)	(69,957)	(46,226)	(69,957)
Impairment of intangible assets	12	(158,695)	-	(158,695)	-
Impairment of goodwill	12	(762,231)	-	(762,231)	-
		(1,210,566)	(199,770)	(1,103,553)	20,817

Loss before taxes		(1,330,177)	(279,960)	(1,300,566)	(171,246)

Income tax recovery (expense)
Current		123	6,499	4,702	6,499
Deferred, net		24,156	33,819	336	29,286
		24,279	40,318	5,038	35,785

Net loss		(1,305,898)	(239,642)	(1,295,528)	(135,461)

Other comprehensive (loss) income (“OCI”) that will not be reclassified to net loss
Deferred tax recovery		1,179	25,983	3,085	18,519
Unrealized loss on marketable securities	5(a)	(11,481)	(194,346)	(30,555)	(106,760)
		(10,302)	(168,363)	(27,470)	(88,241)

Other comprehensive (loss) income that may be reclassified to net loss
Share of income (loss) from investment in associates		69	-	(23)	-
Foreign currency translation gain (loss)		(3,701)	3,002	(5,497)	(254)
		(3,632)	3,002	(5,520)	(254)
Total other comprehensive loss		(13,934)	(165,361)	(32,990)	(88,495)

Comprehensive loss		(1,319,832)	(405,003)	(1,328,518)	(223,956)

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Comprehensive Loss

Three and six months ended December 31, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(Continued)

		Three months ended December 31,		Six months ended December 31,

	Notes	2019	2018	2019	2018
		$	$	$	$
Net loss attributable to:
Aurora Cannabis Inc.		(1,286,129)	(237,752)	(1,273,373)	(132,290)
Non-controlling interests		(19,769)	(1,890)	(22,155)	(3,171)

Comprehensive loss attributable to:
Aurora Cannabis Inc.		(1,299,964)	(403,105)	(1,306,356)	(220,763)
Non-controlling interests		(19,868)	(1,898)	(22,162)	(3,193)

Net loss per share
Basic and diluted	17	($1.18)	($0.25)	($1.17)	($0.14)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Changes in Equity

Six months ended December 31, 2019

(Unaudited - Amounts reflected in thousands of Canadian dollars, except share amounts)

		Share Capital		Reserves					AOCI
	Note	Common Shares	Amount	Share-Based Compensation	Compensation Options/ Warrants	Convertible Notes	Change in Ownership Interest	Total Reserves	Fair Value	Deferred Tax	Associate OCI Pick-up	Foreign Currency Translation	Total AOCI	Retained Earnings (Deficit)	Non-Controlling Interests	Total
		#	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2019		1,017,438,744	4,673,118	143,947	40,495	41,685	(86,800)	139,327	(156,249)	18,295	352	(5,568)	(143,170)	(283,638)	4,410	4,390,047
Shares released for earn out payments		328,935	4,075	-	(2,893)	-	-	(2,893)	-	-	-	-	-	-	-	1,182
Shares issued through equity financing	15(b)	77,507,893	325,183	-	-	-	-	-	-	-	-	-	-	-	-	325,183
Share issuance costs		-	(7,101)	-	-	-	-	-	-	-	-	-	-	-	-	(7,101)
Conversion of notes	13(i)	69,135,117	433,177	-	-	(41,266)	-	(41,266)	-	-	-	-	-	-	-	391,911
Deferred tax on convertible notes		-	688	-	-	1,888	-	1,888	-	-	-	-	-	-	-	2,576
Exercise of stock options	16(a)	938,264	6,092	(3,468)	-	-	-	(3,468)	-	-	-	-	-	-	-	2,624
Exercise of warrants	15(c)	11,826	102	-	(29)	-	-	(29)	-	-	-	-	-	-	-	73
Exercise of RSUs	16(b)	218,332	921	(921)	-	-	-	(921)	-	-	-	-	-	-	-	-
Share-based compensation		-	-	37,840	7,983	-	-	45,823	-	-	-	-	-	-	-	45,823
Change in ownership interests in subsidiaries	10	2,610,642	20,363	-	-	-	-	-	-	-	-	-	-	(18,263)	(2,100)	-
Choom marketable securities transferred to investment in associate	4(g)	-	-	-	-	-	-	-	5,225	-	-	-	5,225	(5,225)	-	-
Comprehensive income (loss) for the period		-	-	-	-	-	-	-	(30,555)	3,085	(23)	(5,497)	(32,990)	(1,273,373)	(22,155)	(1,328,518)
Balance, December 31, 2019		1,168,189,753	5,456,618	177,398	45,556	2,307	(86,800)	138,461	(181,579)	21,380	329	(11,065)	(170,935)	(1,580,499)	(19,845)	3,823,800
(1)	As at December 31, 2019, there are 603,386 shares in escrow (June 30, 2019 - 723,255 common shares). These securities were originally deposited in escrow on November 30, 2017 in connection with the acquisition of H2 Biopharma Inc. The escrowed common shares are to be released upon receipt of relevant licenses to cultivate and sell cannabis. During the six months ended December 31, 2019, the Company released 119,869 escrowed common shares on achievement of the milestones (six months ended December 31, 2018 - 1,323,552 common shares).

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Changes in Equity

Six months ended December 31, 2018

(Unaudited - Amounts reflected in thousands of Canadian dollars, except share amounts)

	Share Capital		Reserves					AOCI
	Common Shares	Amount	Share-Based Compensation	Compensation Options/ Warrants	Convertible Notes	Change in Ownership Interest	Total Reserves	Fair Value	Deferred Tax	Associate OCI Pick-up	Foreign Currency Translation	Total AOCI	Retained Earnings	Non-Controlling Interests	Total
	#	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2018	568,113,131	1,466,433	38,335	307	41,792	(85,719)	(5,285)	(539)	(55)	-	61	(533)	87,749	4,562	1,552,926
Shares issued for business combinations & asset acquisitions	416,692,177	2,917,019	75,490	27,111	-	-	102,601	-	-	-	-	-	-	-	3,019,620
Shares issued for earn out payments	217,917	12,336	-	3,283	-	-	3,283	-	-	-	-	-	-	-	15,619
Conversion of notes	331,328	1,539	-	-	(469)	-	(469)	-	-	-	-	-	-	-	1,070
Deferred tax on convertible notes	-	-	-	-	425	-	425	-	-	-	-	-	-	-	425
Exercise of stock options	10,854,967	81,255	(49,777)	-	-	-	(49,777)	-	-	-	-	-	-	415	31,893
Exercise of warrants	1,206,561	6,887	-	(320)	-	-	(320)	-	-	-	-	-	-	-	6,567
Exercise of RSUs	666,663	1,840	(1,840)	-	-	-	(1,840)	-	-	-	-	-	-	-	-
Forfeited options	-	-	(3,419)	-	-	-	(3,419)	-	-	-	-	-	3,419	-	-
Share-based compensation	-	-	40,280	-	-	-	40,280	-	-	-	-	-	-	-	40,280
Contribution from NCI	-	-	-	-	-	-	-	-	-	-	-	-	-	5,850	5,850
Change in ownership interests in subsidiaries	-	-	-	-	-	(4)	(4)	-	-	-	-	-	-	4	-
Australis Capital first tranche private placement	-	7,800	-	-	-	-	-	-	-	-	-	-	-	-	7,800
Australis Capital non-controlling interest reclass on loss of control	-	(6,348)	-	-	-	-	-	-	-	-	-	-	-	6,348	-
Spin-out of Australis Capital	-	-	-	-	-	-	-	-	-	-	-	-	(151,695)	(6,348)	(158,043)
Reclass gain from Australis Capital shares on derecognition upon spin-out	-	-	-	-	-	-	-	(76,873)	6,402	-	-	(70,471)	70,471	-	-
Comprehensive income (loss) for the period	-	-	-	-	-	-	-	(106,760)	18,519	-	(254)	(88,495)	(132,290)	(3,171)	(223,956)
Balance, December 31, 2018	998,082,744	4,488,761	99,069	30,381	41,748	(85,723)	85,475	(184,172)	24,866	-	(193)	(159,499)	(122,346)	7,660	4,300,051

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Cash Flows

Six months ended December 31, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars)

		Six months ended December 31,
	Notes	2019	2018
		$	$
Operating activities
Net loss for the period		(1,295,528)	(135,461)
Adjustments for non-cash items:
Unrealized gain on changes in fair value of biological assets	7	(59,616)	(27,663)
Changes in fair value included in inventory sold		41,312	31,561
Depreciation of property, plant and equipment	9	40,197	19,632
Amortization of intangible assets	12	21,121	22,349
Share-based compensation		44,720	40,280
Non-cash acquisition costs		-	2,230
Non-cash compensation expense from acquisitions		-	3,283
Impairment of property, plant and equipment	9	51,925	-
Impairment of investment in associate	6	46,226	69,957
Impairment of intangible assets	12	158,695	-
Impairment of goodwill	12	762,231	-
Accrued interest and accretion expense	13, 14	9,650	10,348
Interest and other income		-	(63)
Deferred tax expense (recovery)		(5,038)	(29,286)
Other (expense) income, net	18	41,151	(109,139)
Foreign exchange loss		4,708	508
Changes in non-cash working capital	19	(91,369)	(31,488)
Net cash used in operating activities		(229,615)	(132,952)

Investing activities
Marketable securities, derivatives and convertible debenture investments	5	(2,000)	(49,286)
Proceeds from disposal of marketable securities	5	84,770	35,593
Loan receivable		(3,312)	-
Purchase of property, plant and equipment and intangible assets	9	(237,120)	(150,107)
Disposal of property, plant and equipment		2,100	-
Acquisition of businesses, net of cash acquired		-	119,558
Payment of contingent consideration		(1,607)	-
Deposits		(3,902)	(1,497)
Investments in associates	6	-	959
Net cash used in investing activities		(161,071)	(44,780)

Financing activities
Proceeds from long-term loans		64,394	150,972
Repayment of long-term loans		(3,750)	(9,096)
Repayment of short-term loans		-	(2,249)
Payments of lease liabilities	14(b)	(6,491)	-
Restricted cash		1,064	(28,031)
Financing fees		(941)	(4,495)
Shares issued for cash, net of share issue costs		320,779	38,446
Capital contribution from non-controlling interest		-	5,854
Net cash provided by financing activities		375,055	151,401
Effect of foreign exchange on cash and cash equivalents		(762)	(2,439)
Decrease in cash and cash equivalents		(16,393)	(28,770)
Cash and cash equivalents, beginning of period		172,727	76,785
Cash and cash equivalents, end of period		156,334	48,015

Supplemental cash flow information (Note 19)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 1 Nature of Operations

Aurora was incorporated under the Business Corporations Act (British Columbia) on December 21, 2006 as Milk Capital Corp. Effective October 2, 2014, the Company changed its name to Aurora Cannabis Inc. The Company’s shares are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the trading symbol “ACB”, and on the Frankfurt Stock Exchange (“FSE”) under the trading symbol “21P”.

The Company’s head office and principal address is Suite 500 - 10355 Jasper Avenue, Edmonton, Alberta, Canada, T5J 1Y6. The Company’s registered and records office address is Suite 1500 - 1055 West Georgia Street, Vancouver, BC V6E 4N7.

The Company’s principal strategic business lines are focused on the production, distribution and sale of cannabis and hemp products in Canada and internationally. Aurora currently conducts the following key business activities in the jurisdictions listed below:

•	Production, distribution and sale of medical and consumer cannabis products in Canada pursuant to the Cannabis Act; and
•	Distribution of wholesale medical cannabis in the European Union (“EU”) pursuant to the German Medicinal Products Act and German Narcotic Drugs Act.

The United States (“U.S.”) represents the largest cannabis and hemp-derived cannabidiols (“CBD”) market globally and as such, Aurora continues to evaluate its alternatives to establishing an operating footprint in the U.S. As part of the U.S. market strategy, we are considering how various state and federal regulations will affect the Company’s business prospects. The Company is committed to only engage in activities which are permissible under both state and federal laws.

Note 2 Significant Accounting Policies and Judgments

(a)	Basis of Presentation and Measurement

The condensed consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standards 34, “Interim Financial Reporting” (“IAS34”) as issued by the International Accounting Standards Board (“IASB”), and interpretations of the IFRS Interpretations Committee (“IFRIC”). Unless otherwise noted, all amounts are presented in thousands of Canadian dollars, except share and per share data.

The condensed consolidated interim financial statements are presented in Canadian dollars and are prepared in accordance with the same accounting policies, critical estimates and methods described in the Company’s annual consolidated financial statements, except for the adoption of new accounting standards identified in Note 2(c) and assets held for sale in Note 11. Given that certain information and footnote disclosures, which are included in the annual audited consolidated financial statements, have been condensed or excluded in accordance with IAS 34, these financial statements should be read in conjunction with our annual audited consolidated financial statements as at and for the year ended June 30, 2019, including the accompanying notes thereto.

For comparative purposes, the Company has reclassified certain immaterial items on the comparative consolidated statement of financial position and the consolidated statement of comprehensive loss to conform with current period’s presentation.

(b)	Basis of Consolidation

The condensed consolidated interim financial statements include the financial results of the Company and its subsidiaries. Subsidiaries include entities which are wholly-owned as well as entities over which Aurora has the authority or ability to exert power over the investee’s financial and/or operating decisions (i.e. control), which in turn may affect the Company’s exposure or rights to the variable returns from the investee. The condensed consolidated interim financial statements include the operating results of acquired or disposed entities from the date control is obtained or the date control is lost, respectively. All intercompany balances and transactions are eliminated upon consolidation.

The Company’s principal wholly-owned subsidiaries are as follows:

Major subsidiaries	Percentage Ownership	Functional Currency
1769474 Alberta Ltd. (“1769474”)	100%	Canadian Dollar
2105657 Alberta Inc. (“2105657”)	100%	Canadian Dollar
Aurora Cannabis Enterprises Inc. (“ACE”)	100%	Canadian Dollar
Aurora Deutschland GmbH (“Aurora Deutschland”)	100%	European Euro
Aurora Nordic Cannabis A/S (“Aurora Nordic”)	51%	Danish Krone
CanniMed Therapeutics Inc. (“CanniMed”)	100%	Canadian Dollar
H2 Biopharma Inc. (“H2” or “Aurora Eau”)	100%	Canadian Dollar
MedReleaf Corp. (“MedReleaf”)	100%	Canadian Dollar
Peloton Pharmaceuticals Inc. (“Peloton” or “Aurora Vie”)	100%	Canadian Dollar

All shareholdings are of ordinary shares or other equity. Other subsidiaries, while included in the consolidated financial statements, are not material and have not been reflected in the table above.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(c)	Adoption of New Accounting Pronouncements Effective July 1, 2019

(i)	IFRS 16 Leases

In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”), which replaces IAS 17, Leases (“IAS 17”) and related interpretations. The standard introduces a single lessee accounting model and requires lessees to recognize assets and liabilities for all leases with a term exceeding 12 months, unless the underlying asset is insignificant. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. Lessors continue to classify leases as operating or finance, with lessor accounting remaining substantially unchanged from the preceding guidance under IAS 17. The Company adopted the standard on July 1, 2019 using the modified retrospective method, with the cumulative effect initially recognized in retained earnings, and no restatement of prior comparative periods.

The majority of our property leases, which were previously treated as operating leases, were impacted by IFRS 16. The adoption of IFRS 16 has resulted in:

i)	higher non-current assets related to the initial recognition of the present value of our unavoidable future lease payments as right-of-use assets under property, plant and equipment, adjusted by the amount of any prepaid or accrued lease payments relating to the lease recognized in the balance sheet as at July 1, 2019;
ii)	higher current and non-current liabilities related to the concurrent recognition of lease liabilities, which are measured at the present value of the remaining fixed lease payments, discounted by our weighted average incremental borrowing rate of 5.62% as of July 1, 2019;
iii)	replacement of rent expense previously recorded in cost of goods sold, general and administration, and sales and marketing expenses with depreciation expense of these right-of-use assets and higher finance costs related to the accretion and interest expense of the corresponding lease liabilities; and
iv)	variable lease payments and non-lease components are expensed as incurred.

The new standard does not change the amount of cash transferred between the lessor and lessee but impacts the presentation of the operating and financing cash flows presented on the Company’s consolidated statement of cash flows by decreasing operating cash flows and increasing financing cash flows.

The Company elected to apply the following recognition exemptions and practical expedients, as described under IFRS 16:

i)	recognition exemption of short-term leases;
ii)	recognition exemption of low-value leases;
iii)	application of a single discount rate to a portfolio of leases with similar characteristics on transition;
iv)	exclusion of initial direct costs from the measurement of the right-of-use assets upon transition;
v)	application of hindsight in determining the applicable lease term at the date of transition; and
vi)	election to not separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

The following table summarizes the adjustments to opening balances resulting from the initial adoption of IFRS 16, with the effects on transition being recognized directly to retained earnings:

As at July 1, 2019	As previously reported under IAS 17	IFRS 16 transition adjustments	As reported under IFRS 16
	$	$	$
Prepaid deposits	24,323	(585)	23,738
Property, plant and equipment	765,567	96,049	861,616
Current loans and borrowings	(13,758)	(6,630)	(20,388)
Non-current loans and borrowings	(127,486)	(88,834)	(216,320)
Accumulated deficit	283,638	-	283,638

The following table reconciles the operating lease commitments as at June 30, 2019 to the opening balance of lease liabilities as at July 1, 2019:

Operating lease commitments as at June 30, 2019	$94,780
Add: finance lease liabilities recognized as at June 30, 2019	1,318
Add: adjustments as a result of a different treatment for extension and termination options	94,829
Effect of discounting using the lessee's incremental borrowing rate	(88,767)
Less: lease commitments not yet in effect	(4,068)
Less: short-term, low-value asset leases and others	(1,310)
Lease liabilities recognized as at July 1, 2019	$96,782

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

As a result of adopting IFRS 16, the Company updated its lease accounting policies as follows:

The Company assesses whether a contract is or contains a lease at inception of the contract. A lease is recognized as a right-of-use asset and corresponding liability at the commencement date. Each lease payment included in the lease liability is apportioned between the repayment of the liability and a finance cost. The finance cost is recognized in “finance and other costs” in the condensed consolidated interim statement of comprehensive loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability. Lease liabilities represent the net present value of fixed lease payments (including in-substance fixed payments); variable lease payments based on an index, rate, or subject to a fair market value renewal condition; amounts expected to be payable by the lessee under residual value guarantees, the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and payments of penalties for terminating the lease, if it is probable that the lessee will exercise that option.

The Company’s lease liability is recognized net of lease incentives receivable. The lease payments are discounted using the interest rate implicit in the lease or, if that rate cannot be determined, the lessee’s incremental borrowing rate. The period over which the lease payments are discounted is the expected lease term, including renewal and termination options that the Company is reasonably certain to exercise.

Payments associated with short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis in general and administration and sales and marketing expense in the condensed consolidated interim statement of comprehensive loss. Short-term leases are defined as leases with a lease term of 12 months or less. Variable lease payments that do not depend on an index, rate, or subject to a fair market value renewal condition are expensed as incurred and recognized in costs of goods sold, general and administration or sales and marketing expense, as appropriate given how the underlying leased asset is used, in the consolidated statement of comprehensive loss.

Right-of-use assets are measured at cost, which is calculated as the amount of the initial measurement of lease liability plus any lease payments made at or before the commencement date, any initial direct costs and related restoration costs. The right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the useful life of the underlying asset. The depreciation is recognized from the commencement date of the lease.

(ii)	IFRIC 23 Uncertainty Over Income Tax Treatments

IFRIC 23 provides guidance that adds to the requirements in IAS 12, Income Taxes by specifying how to reflect the effects of uncertainty in accounting for income taxes. IFRIC 23 requires an entity to determine whether uncertain tax positions are assessed separately or as a group; and assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings. If yes, the entity should determine its accounting tax position consistently with the tax treatment used or planned to be used in its income tax filings. If not, the entity should reflect the effect of uncertainty in determining its accounting tax position. The Company adopted IFRIC 23 effective July 1, 2019 and was applied using the modified retrospective approach without restatement of comparative information. There was no material impact on the Company’s consolidated financial statements.

(d)	New Accounting Pronouncements

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Definition of a Business

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment provides an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Amendments to IFRS 9, IAS 39 and IFRS 7

The amendments revise the existing requirements for hedge accounting and are designed to support the provision of useful financial information by companies during the period of uncertainty arising from the phasing out of interest-rate benchmarks such as IBORs. The amendments modify some specific hedge accounting requirements to provide relief from potential effects of the uncertainty caused by the IBOR reform. In addition, the amendments require companies to provide additional information to investors about their hedging relationships which are directly affected by these uncertainties. The amendments are effective for annual periods beginning on or after January 1, 2020, with earlier application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Note 3 Accounts Receivable

	December 31, 2019	June 30, 2019
	$	$
Trade receivables	63,698	85,232
Sales taxes receivable	18,566	18,261
	82,264	103,493

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 4 Strategic Investments

(a)	Cann Group Limited (“Cann Group”)

Cann Group is a public company listed on the Australian Stock Exchange and is licensed in Australia for research and cultivation of medical cannabis for human use.

As of December 31, 2019, the Company held an aggregate of 31,956,347 shares in Cann Group (June 30, 2019 - 31,956,347), representing a 22.4% ownership interest (June 30, 2019 - 22.5%). Given that the Company has significant influence over Cann Group, the investment has been accounted for under the equity method (Note 6). Based on Cann Group’s closing stock price of A$0.63 on December 31, 2019, the 31,956,347 shares classified under investment in associates have a fair value of approximately $18.2 million (A$19.9 million). During the three and six months ended December 31, 2019, the Company assessed the carrying value of the investment against the estimated recoverable amount and as a result, recognized an impairment charge of $37.2 million (three and six months ended December 31, 2018 - nil) which has been recognized through the statement of comprehensive loss (Note 6).

(b)	Alcanna Inc. (“Alcanna”)

Alcanna is an Alberta based public company listed on the TSX. Its principal business activity is the retailing of wines, beers and spirits in Canada and the U.S. Alcanna also has developed and launched a retail cannabis business in Alberta and has advanced plans to develop and launch a retail cannabis business in other Canadian jurisdictions where private retailing is permitted.

(i)	Common Shares and Investment in Associate

As of December 31, 2019, the Company held an aggregate of 9,200,000 shares in Alcanna (June 30, 2019 - 9,200,000) representing a 24.8% ownership interest (June 30, 2019 - 24.8%) with a fair value of $40.9 million (June 30, 2019 - $54.9 million) based on the closing stock price of $4.45 (June 30, 2019 - $5.97). Given that the Company has significant influence over Alcanna, the investment is accounted for under the equity method (Note 6).

(ii)	Warrants

During the three and six months ended December 31, 2019, 10,130,000 warrants in Alcanna expired unexercised. At December 31, 2019, the Company’s remaining 1,750,000 warrants in Alcanna (June 30, 2019 - 11,880,000) had a fair value of $0.2 million (June 30, 2019 - $0.4 million) resulting in a net unrealized loss of $0.01 million and $0.2 million for the three and six months ended December 31, 2019, respectively (three and six months ended December 31, 2018 - $5.7 million and $2.3 million) (Note 5(b)). The fair value of the warrants was estimated using the Binomial model with the following weighted average assumptions: risk-free interest rate of 2.01% (June 30, 2019 - 1.93%); dividend yield of 0% (June 30, 2019 - 0%); historical stock price volatility of 48.85% (June 30, 2019 - 46.32%); and an expected life of 2.09 years (June 30, 2019 - 0.49 years). If the estimated volatility increased or decreased by 10%, the estimated fair value would increase or decrease by approximately $0.2 million.

(c)	Capcium Inc. (“Capcium”)

Capcium is a Montreal-based private company which is in the business of manufacturing soft-gels.

As of December 31, 2019, the Company held 8,828,662 shares (June 30, 2019 - 8,828,662) in Capcium representing an 18.5% ownership interest. Given that the Company has significant influence over Capcium, the investment has been accounted for under the equity method (Note 6). During the three months ended December 31, 2019, the Company identified indicators of impairment within its investment in associate and as such assessed the carrying value of the investment against the estimated recoverable amount. The recoverable amount of the investment in associate was determined using a value-in-use calculation by discounting the most recent expected future net cash flows to the Company from the investment in associate. As a result, management recognized an impairment loss of $9.0 million through the statement of comprehensive loss (Note 6).

The Company also holds debentures in Capcium that are convertible at the option of Aurora upon the occurrence of a Liquidity Event, which is the occurrence of either a public offering, a reverse take-over or a merger transaction which results in the common shares of Capcium being listed on a recognized stock exchange. The convertible debentures have a fair value of nil (June 30, 2019 - $7.5 million)(Note 5(b)), which resulted in unrealized loss of $7.4 million and $7.5 million for the three and six months ended December 31, 2019, respectively (three and six months ended December 31, 2018 - unrealized gain of $0.6 million and $2.0 million). The fair value of the convertible debenture was estimated using the Monte-Carlo and FINCAD model with the following assumptions: share price of $1.13 (June 30, 2019 - $1.13); risk-free rate of 1.96% (June 30, 2019 - 1.83%); dividend yield of 0% (June 30, 2019 - 0%); stock price volatility of 39% (June 30, 2019 - 46%); an expected life of 0.68 years (June 30, 2019 - 1.44 years); adjusted for a credit spread of 26% (June 30, 2019 - 26%) and a probability factor of 0% (June 30, 2019 - 80%) for the Liquidity Event. The Company also estimates the probability of collection in its assessment of fair value. If the estimated volatility increased or decreased by 10%, the estimated change in fair value would be negligible.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(d)	The Green Organic Dutchman Holdings Ltd. (“TGOD”)

TGOD is an Ontario based licensed producer of cannabis in Canada, which is publicly listed on the TSX.

During the six months ended December 31, 2019, the Company sold its remaining 28,833,334 common shares of TGOD for gross proceeds of $86.5 million at an average price of $3.00 per share resulting in a realized loss of $115.3 million. The realized loss was calculated based on the deemed cost of $6.94 per share, which represents the September 27, 2018 quoted market price at the time the Company lost significant influence. As of December 31, 2019, the Company no longer holds any share of TGOD, however, the Company continues to hold warrants to purchase 19,837,292 shares of TGOD, which consist of 16,666,667 subscription receipt warrants and 3,170,625 participating right warrants.

As of December 31, 2019, the $2.1 million fair value (June 30, 2019 - $23.6 million) of the remaining 16,666,667 subscription receipt warrants (Note 5(b)) was estimated using the quoted market price of $0.0004 (June 30, 2019 - $1.41), contributing to a total fair value loss of $10.1 million and $21.5 million for the three and six months ended December 31, 2019 (three and six months ended December 31, 2018 - $78.6 million and $80.2 million).

As of December 31, 2019, the nominal (June 30, 2019 - $0.6 million) fair value of the 3,170,625 participation right warrants was estimated using the Monte-Carlo model with the following weighted average assumptions: share price of $0.75 (June 30, 2019 - $3.23); risk-free interest rate of 1.98% (June 30, 2019 - 1.77%); dividend yield of 0% (June 30, 2019 - 0%); stock price volatility of 103.35% (June 30, 2019 - 74.56%); and an expected life of 0.34 years (June 30, 2019 - 0.84 years). In connection with the valuation of the participation right warrants, the Company recognized a fair value loss of $0.01 million and $0.6 million during the three and six months ended December 31, 2019 (three and six months ended December 31, 2018 - $5.2 million and $3.8 million).

(e)	High Tide Inc. (“High Tide”)

High Tide is an Alberta based, retail focused cannabis and lifestyle accessories company.

On December 12, 2018, the Company invested $10.0 million in unsecured convertible debentures bearing an interest rate of 8.5% per annum and maturing on December 12, 2020. The December 2018 debentures are convertible into common shares of High Tide at $0.75 per share at the option of the Company at any time after June 12, 2019. On November 14, 2019, the Company invested $2.0 million in senior unsecured convertible debentures of High Tide bearing an interest rate of 10% per annum and maturing on November 14, 2021. The November 2019 debentures are convertible into common shares of High Tide at $0.252 per share at the option of the Company any time after May 14, 2020. The conversion of the derivatives in High Tide are subject to Aurora holding no more than 9.9% ownership interest in High Tide.

At December 31, 2019, the convertible debentures had a fair value of $12.9 million (June 30, 2019 - $10.2 million) resulting in an unrealized gain of $0.6 million for both the three and six months ended December 31, 2019 (three and six months ended December 31, 2018 - nil). The fair value of the convertible debentures were estimated using the FINCAD model based on the following weighted average assumptions: share price of $0.17 (June 30, 2019 - $0.36); dividend yield of 0% (June 30, 2019 - 0%); stock price volatility of 95.0% (June 30, 2019 - 70.2%); credit spread of 11.7% (June 30, 2019 - 13.5%); expected life of 1.13 years (June 30, 2019 - 1.51 years).

(f)	Australis Capital Inc. (“ACI”)

ACI is a public company that is focused on building the infrastructure required to meet the demands of the growing U.S. cannabis market. ACI was previously wholly-owned by Aurora and was spun-out to Aurora shareholders on September 19, 2018. As of December 31, 2019, the Company holds the following restricted back-in right warrants:

(a)	22,628,751 warrants exercisable at $0.20 per share expiring September 19, 2028; and
(b)	The number of warrants equal to 20% of the number of common shares issued and outstanding in ACI as of the date of exercise. The warrants are exercisable at the five-day volume weighted average trading price (“VWAP”) of ACI’s shares and have an expiration date of September 19, 2028.

Aurora is restricted from exercising the back-in right warrants unless all of ACI’s business operations in the U.S. are permitted under applicable U.S. federal and state laws and Aurora has received consent of the TSX and any other stock exchange on which Aurora may be listed, as required. As of December 31, 2019, the warrants remain un-exercisable.

As of December 31, 2019, the warrants had a fair value of $5.3 million (June 30, 2019 - $10.1 million) estimated using the Binomial model with the following assumptions: share price of $0.45 (June 30, 2019 - $0.92); risk-free interest rate of 2.14% (June 30, 2019 - 1.81%); dividend yield of 0% (June 30, 2019 - 0%); stock price volatility of 100.95% (June 30, 2019 - 48.97%); an expected life of 8.73 years (June 30, 2019 - 9.23 years); and adjusted for a probability factor of legalization of cannabis in the U.S. under federal and certain state laws. As a result, the Company recognized a $2.8 million and $4.7 million unrealized loss on fair value during the three and six months ended December 31, 2019, respectively (three and six months ended December 31, 2018 - nil) (Note 5(b)).

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(g)	Choom Holdings Inc. (“Choom”)

Choom is an emerging consumer cannabis company that is developing retail networks across Canada. Choom is publicly listed on the Canadian Securities Exchange.

On June 12, 2018, the Company subscribed to 9,859,155 common shares of Choom at $0.71 per share for a total cost of $7.0 million, representing an 8% ownership interest. The $9.3 million fair value of the shares at initial recognition was based on a quoted market price of $0.94 per share which differed from the transaction price resulting in an unrealized gain of $2.3 million recognized at inception immediately through profit and loss for the year ended June 30, 2018.

On November 2, 2018, the Company subscribed to a $20.0 million unsecured convertible debenture in Choom bearing interest at 6.5% per annum and maturing on November 2, 2022. The debenture is convertible into common shares of Choom at $1.25 per share after March 3, 2019. In connection with the debenture, the Company also received an aggregate of 96,464,248 share purchase warrants in Choom. The share purchase warrants are exercisable between $1.25 and $2.75 per share beginning November 2, 2018 and expire on November 2, 2020. Per the terms of the arrangement and in accordance with the Cannabis Retail Regulations in Ontario, licensed producers are subject to an ownership interest in licensed retailers. On December 12, 2019, the Cannabis Retail Regulations in Ontario was amended increasing the ownership restriction to 25% from 9.9%.

(i)	Common Shares and Investment in Associate

As a result of the amendment to the Cannabis Retail Regulations in Ontario, the Company now has the right to acquire up to 25% of the voting rights in Choom, an increase from 9.9%. As a result of this increase to potential future ownership, the Company obtained significant influence in Choom effective December 12, 2019, being the date of the amendment. The 9,859,155 common shares had a fair value of $1.8 million based on a quoted market price of $0.18 and was reclassified from marketable securities (Note 5(a)) to investment in associates (Note 6). The cumulative unrealized loss of $5.2 million as at December 12, 2019 was reclassified from other comprehensive loss to deficit. As of December 31, 2019, the Company held an aggregate of 9,859,155 shares in Choom (June 30, 2019 - 9,859,155) representing a 4.9% ownership interest with a fair value of $1.8 million based on the closing stock price of $0.18.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 5 Marketable Securities and Derivatives

(a)	Marketable securities

At December 31, 2019, the Company held the following marketable securities:

Financial asset hierarchy level	Level 1	Level 1	Level 1	Level 1	Level 1	Level 1	Level 3
Marketable securities designated at fair value through other comprehensive income (“FVTOCI”)	Micron	Radient	TGOD Note 4(d)	ACI Note 4(f)	Choom Note 4(g)	EnWave	Other immaterial investments	Total
	$	$	$	$	$	$	$	$
Balance, June 30, 2019	1,148	30,866	93,132	-	4,388	12,619	1,095	143,248
Disposals	-	-	(84,770)	-	-	-	-	(84,770)
Transfer to investment in associates	-	-	-	-	(1,775)	-	-	(1,775)
Unrealized loss on changes in fair value	(949)	(14,869)	(8,362)	-	(2,613)	(3,712)	(50)	(30,555)
Balance, December 31, 2019	199	15,997	-	-	-	8,907	1,045	26,148

Unrealized gain (loss) on marketable securities
Three months ended December 31, 2019
OCI unrealized loss	(662)	(8,093)	-	-	(1,479)	(1,220)	(27)	(11,481)

Three months ended December 31, 2018
OCI unrealized loss	(1,124)	(17,318)	(168,461)	-	(7,443)	-	-	(194,346)

Six months ended December 31, 2019
OCI unrealized loss	(949)	(14,869)	(8,362)	-	(2,613)	(3,712)	(50)	(30,555)

Six months ended December 31, 2018
OCI unrealized (loss) gain	(1,168)	(16,188)	(157,749)	76,873	(8,528)	-	-	(106,760)

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(b)	Derivatives

At December 31, 2019, the Company held the following derivative investments:

Financial asset hierarchy level	Level 3	Level 3	Level 3	Level 2	Level 2	Level 2	Level 2	Level 2	Level 3	Level 2	Level 2
Derivatives and convertible debentures at fair value through profit or loss (“FVTPL”)	Micron	Radient	Alcanna Note 4(b)	CTT	Capcium Note 4(c)	TGOD Note 4(d)	ACI Note 4(f)	Choom Note 4(g)	Investee-B	High Tide Note 4(e)	Namaste	Total
	$	$	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2019	84	65	425	33	7,518	24,162	10,083	19,369	14,316	10,241	113	86,409
Additions	-	-	-	-	-	-	-	-	-	2,000	-	2,000
Unrealized (loss) gain on changes in fair value	(84)	(65)	(236)	(26)	(7,518)	(22,112)	(4,742)	(847)	126	640	(100)	(34,964)
Foreign exchange	-	-	-	-	-	-	-	-	24	-	-	24
Balance, December 31, 2019	-	-	189	7	-	2,050	5,341	18,522	14,466	12,881	13	53,469
Current portion	-	-	-	-	-	(1)	-	-	-	(9,550)	-	(9,551)
Long-term portion	-	-	189	7	-	2,049	5,341	18,522	14,466	3,331	13	43,918

Unrealized gain (loss) on derivatives (Note 18)
Three months ended December 31, 2019
Foreign exchange gain	-	-	-	-	-	-	-	-	24	-	-	24
Inception gains amortized	153	171	-	-	-	-	-	-	-	-	-	324
Unrealized (loss) gain on changes in fair value	(31)	-	(11)	(438)	(7,369)	(10,175)	(2,759)	(210)	(44)	634	(58)	(20,461)
	122	171	(11)	(438)	(7,369)	(10,175)	(2,759)	(210)	(20)	634	(58)	(20,113)

Three months ended December 31, 2018
Inception gains amortized	153	232	-	-	-	-	-	-	-	-	-	385
Unrealized (loss) gain on changes in fair value	(648)	(1,044)	(5,651)	(28,014)	353	(83,853)	-	(806)	118	-	(712)	(120,257)
	(495)	(812)	(5,651)	(28,014)	353	(83,853)	-	(806)	118	-	(712)	(119,872)

Six months ended December 31, 2019
Foreign exchange gain	-	-	-	-	-	-	-	-	24	-	-	24
Inception gains amortized	306	403	-	-	-	-	-	-	-	-	-	709
Unrealized (loss) gain on changes in fair value	(84)	(65)	(236)	(26)	(7,518)	(22,112)	(4,742)	(847)	126	640	(100)	(34,964)
	222	338	(236)	(26)	(7,518)	(22,112)	(4,742)	(847)	150	640	(100)	(34,231)

Six months ended December 31, 2018
Foreign exchange gain	-	-	-	-	-	-	-	-	600	-	-	600
Inception gains amortized	306	464	-	-	-	-	-	-	-	-	-	770
Unrealized (loss) gain on changes in fair value	(786)	(1,113)	(2,296)	(14,440)	1,914	(84,049)	68,514	(806)	(346)	-	(289)	(33,697)
	(480)	(649)	(2,296)	(14,440)	1,914	(84,049)	68,514	(806)	254	-	(289)	(32,327)

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 6 Investments in Associates and Joint Ventures

The carrying value of investments in associates and joint ventures consist of:

	Cann Group	Alcanna	CTT	Capcium	Choom	Total
	Note 4(a)	Note 4(b)		Note 4(c)	Note 4(g)
	$	$	$	$	$	$
Balance, June 30, 2019	57,017	50,950	1,025	9,853	-	118,845
Share of net loss	(615)	(1,471)	(7)	(299)	-	(2,392)
OCI FX and share of OCI loss	(1,568)	(91)	-	-	-	(1,659)
Balance, September 30, 2019	54,834	49,388	1,018	9,554	-	114,794
Additions	-	-	-	-	1,775	1,775
Share of net loss(1)	(613)	(759)	(17)	(541)	-	(1,930)
Impairment	(37,213)	-	-	(9,013)	-	(46,226)
OCI FX and share of OCI income (loss)	1,207	69	(8)	-	-	1,268
Balance, December 31, 2019	18,215	48,698	993	-	1,775	69,681
(1)	Represents an estimate of the Company’s share of net loss based on the latest available information of each investee.

Note 7 Biological Assets

The following inputs and assumptions are all categorized within Level 3 on the fair value hierarchy and were used in determining the fair value of biological assets:

Inputs and assumptions	Description	Correlation between inputs and fair value
Average selling price per gram	Represents the average selling price per gram of dried cannabis net of excise taxes, where applicable, for the period for all strains of cannabis sold, which is expected to approximate future selling prices.	If the average selling price per gram were higher (lower), estimated fair value would increase (decrease).
Average attrition rate	Represents the weighted average number of plants culled at each stage of production.	If the average attrition rate was lower (higher), estimated fair value would increase (decrease).
Weighted average yield per plant	Represents the weighted average number of grams of dried cannabis inventory expected to be harvested from each cannabis plant.	If the weighted average yield per plant was higher (lower), estimated fair value would increase (decrease).
Standard cost per gram to complete production	Based on actual production costs incurred divided by the grams produced in the period.	If the standard cost per gram to complete production was lower (higher), estimated fair value would increase (decrease).
Stage of completion in the production process	Calculated by taking the weighted average number of days in production over a total average grow cycle of approximately twelve weeks.	If the number of days in production was higher (lower), estimated fair value would increase (decrease).

The following table highlights the sensitivities and impact of changes in significant assumptions on the fair value of biological assets:

Significant inputs & assumptions	Range of inputs			Impact on fair value
	December 31, 2019	June 30, 2019	Sensitivity	December 31, 2019	June 30, 2019
Average selling price per gram	$6.11	$5.86	Increase or decrease of $1.00 per gram	$11,937	$14,868
Weighted average yield (grams per plant)	40.07	42.85	Increase or decrease by 5 grams per plant	$6,057	$6,417

The Company’s estimates are, by their nature, subject to change, and differences from the anticipated yield will be reflected in the gain or loss on biological assets in future periods.

The changes in the carrying value of biological assets during the period are as follows:

$
Balance, June 30, 2019	51,836
Production costs capitalized	24,633
Changes in fair value less cost to sell due to biological transformation	59,616
Transferred to inventory upon harvest	(90,468)
Balance, December 31, 2019	45,617

As of December 31, 2019, the weighted average fair value less cost to complete and cost to sell a gram of dried cannabis was $3.13 per gram (June 30, 2019 - $2.94 per gram).

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

During the three and six months ended December 31, 2019, the Company’s biological assets produced 30,691 and 72,127 kilograms of dried cannabis, respectively (three and six months ended December 31, 2018 - 7,822 and 12,818 kilograms). As at December 31, 2019, it is expected that the Company’s biological assets will yield approximately 29,110 kilograms (June 30, 2019 - 36,010 kilograms) of cannabis when harvested. As of December 31, 2019, the weighted average stage of growth for the biological assets in was 50% (June 30, 2019 - 49%).

Note 8 Inventory

The following is a breakdown of inventory:

	December 31, 2019			June 30, 2019
	Capitalized cost	Fair value adjustment	Carrying value	Capitalized cost	Fair value adjustment	Carrying value
	$	$	$
Harvested cannabis
Work-in-process	56,454	50,365	106,819	31,381	33,745	65,126
Finished goods	16,723	5,729	22,452	7,771	4,182	11,953
	73,177	56,094	129,271	39,152	37,927	77,079
Extracted cannabis
Work-in-process	17,921	3,903	21,824	4,788	1,761	6,549
Finished goods	16,493	3,530	20,023	7,556	1,255	8,811
	34,414	7,433	41,847	12,344	3,016	15,360
Hemp products
Raw materials	7,509	-	7,509	4,508	-	4,508
Work-in-process	1,214	-	1,214	1,000	-	1,000
Finished goods	8,261	-	8,261	3,183	-	3,183
	16,984	-	16,984	8,691	-	8,691

Supplies and consumables	14,130	-	14,130	2,204	-	2,204

Merchandise and accessories	3,311	-	3,311	10,307	-	10,307

Ending balance	142,016	63,527	205,543	72,698	40,943	113,641

During the three and six months ended December 31, 2019, inventory expensed to cost of goods sold was $56.0 million and $107.3 million (three and six months ended December 31, 2018 - $47.4 million and $71.3 million), respectively, which included $22.8 million and $41.3 million (three and six months ended December 31, 2018 - $21.6 million and $31.6 million) of non-cash expense, respectively, related to the changes in fair value of inventory sold.

Note 9 Property, Plant and Equipment

The following summarizes the carrying values of property, plant and equipment for the periods reflected:

	December 31, 2019				June 30, 2019
	Cost	Accumulated depreciation	Impairment	Net book value	Cost	Accumulated depreciation	Net book value
Owned assets
Land	38,052	-	(893)	37,159	39,532	-	39,532
Real estate	477,009	(40,874)	(5,253)	430,882	420,737	(25,682)	395,055
Construction in progress	351,562	-	(38,720)	312,842	222,884	-	222,884
Computer software & equipment	28,554	(8,696)	(40)	19,818	20,850	(5,367)	15,483
Furniture & fixtures	9,663	(3,339)	(124)	6,200	9,312	(2,847)	6,465
Production & other equipment	134,840	(31,592)	(6,895)	96,353	102,403	(17,894)	84,509
Total owned assets	1,039,680	(84,501)	(51,925)	903,254	815,718	(51,790)	763,928

Right-of-use lease assets (1)
Land	30,936	(498)	-	30,438	-	-	-
Real estate	69,168	(3,806)	-	65,362	-	-	-
Production & other equipment	4,684	(1,821)	-	2,863	2,010	(371)	1,639
Total right-of-use lease assets	104,788	(6,125)	-	98,663	2,010	(371)	1,639

Total property, plant and equipment	1,144,468	(90,626)	(51,925)	1,001,917	817,728	(52,161)	765,567
(1)	Effective July 1, 2019, the Company adopted IFRS 16 Leases (Note 2(c)(i)).

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following summarizes the changes in the net book values of property, plant and equipment for the periods presented:

	Balance, June 30, 2019	IFRS 16 Transition (1)	Additions	Disposals	Other (2)	Depreciation	Impairment	Foreign currency translation	Balance, December 31, 2019
Owned assets
Land	39,532	-	495	-	(1,919)	-	(893)	(56)	37,159
Real estate	395,055	-	32,640	-	25,986	(16,886)	(5,253)	(660)	430,882
Construction in progress (3)	222,884	-	180,266	-	(50,618)	-	(38,720)	(970)	312,842
Computer software & equipment	15,483	-	7,307	(40)	458	(3,343)	(40)	(7)	19,818
Furniture & fixtures	6,465	-	46	-	367	(508)	(124)	(46)	6,200
Production & other equipment	84,509	-	27,129	(2,060)	7,492	(13,726)	(6,895)	(96)	96,353
Total owned assets	763,928	-	247,883	(2,100)	(18,234)	(34,463)	(51,925)	(1,835)	903,254

Right-of-use lease assets (1)
Land	-	30,936	-	-	-	(498)	-	-	30,438
Real estate	-	62,817	6,402	-	-	(3,786)	-	(71)	65,362
Production & other equipment	1,639	2,296	422	(39)	-	(1,450)	-	(5)	2,863
Total right-of-use lease assets	1,639	96,049	6,824	(39)	-	(5,734)	-	(76)	98,663

Total property, plant and equipment	765,567	96,049	254,707	(2,139)	(18,234)	(40,197)	(51,925)	(1,911)	1,001,917
(1)	Effective July 1, 2019, the Company adopted IFRS 16 Leases (Note 2(c)(i)).
(2)	Includes reclassification of construction in progress when associated projects are complete. Includes the transfer of land and real estate to assets held for sale of $18.2 million associated with the Exeter property (Note 11).
(3)	Construction in process includes $216,751 relating to the Aurora Sun Facility and $3,687 relating to the Nordic Sky Facility.

During the three and six months ended December 31, 2019, $4.8 million and $13.8 million (three and six months ended December 31, 2018 - $0.5 million and $1.5 million) in borrowing costs were capitalized to construction in progress at a weighted average interest rate of 18% and 16% (three and six months ended December 31, 2018 - 18% and 19%).

Depreciation relating to manufacturing equipment and production facilities for owned and right-of-use lease assets is capitalized into biological assets and inventory, and is expensed to cost of sales upon the sale of goods. For the three and six months ended December 31, 2019, $5.7 million and $11.6 million (three and six months ended December 31, 2018 - $0.8 million and $1.2 million) of depreciation was recognized in cost of sales.

Impairments

The Company reviews the carrying value of its property, plant and equipment at each reporting period for indicators of impairment. During the period ended December 31, 2019 management noted indicators of impairment both at the asset specific level and at the Cash Generating Unit (“CGU”) level.

Asset specific impairments

During the period ended December 31, 2019, the Company halted construction of its Nordic Sky facility which is an indicator of impairment. The fair value of the Nordic facility was determined based on a third party appraisal using a fair value less cost to sell approach with the capitalization methodology using unobservable inputs (level 3). As a result, the Company recognized a $34.6 million impairment loss for Nordic Sky for the three and six months ended December 31, 2019. The Nordic Sky facility, and the corresponding impairment loss, is allocated to the cannabis operating segment (Note 22).

During the three and six months ended December 31, 2019, the Company recognized a $1.4 million impairment loss for its Exeter property (see Note 11 for more information).

CGU impairments

During the three and six months ended December 31, 2019, the Company recognized impairment losses within its Latin American Hemp CGU and its European Hemp CGU and allocated impairment losses of $15.9 million to property, plant and equipment (Note 12). The recoverable amount of property, plant and equipment within these CGUs was determine through a fair value less cost to sell approach based on third party appraisals using a cost approach for buildings and equipment and a market approach for land (Level 3 inputs). The property, plant and equipment of the Latin American Hemp CGU and the European Hemp CGU and the corresponding impairment loss, is allocated to the cannabis operating segment (Note 22).

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 10 Non-Controlling Interests (“NCI”)

Aurora Nordic

As of December 31, 2019, the Company held a 51% ownership interest in Aurora Nordic. The following table presents the summarized financial information for Aurora Nordic before intercompany eliminations.

December 31, 2019
$
Current assets	4,198
Non-current assets	23,886
Current liabilities	(4,603)
Non-current liabilities	(70,142)
Revenues for the six months ended	-
Net loss for the six months ended	45,213

Hempco

Hempco is a producer of industrial hemp products and is developing hemp foods, hemp fiber and hemp nutraceuticals. Aurora initially acquired a 22.3% ownership interest in Hempco by subscribing to its private placement of 10,558,676 units at $0.3075 per unit for gross proceeds of $3.2 million. On March 22, 2018 and May 7, 2018, the Company increased its ownership in Hempco to 35.1% and 52.3%, respectively, through the exercise of 10,558,676 share purchase warrants at $0.41 for a cost of $4.3 million, and the exercise of its call option to purchase 10,754,942 shares from the two founders at $0.40 per share for a cost $4.3 million, respectively.

In August 2019, the Company completed the acquisition of the remaining common shares of Hempco not previously owned by Aurora. The Company issued a total of 2,610,642 shares and reserved 242,602 of shares issuable upon the potential exercise of certain outstanding Hempco stock options. As Aurora previously controlled Hempco with a 51% ownership interest, the transaction resulted in a change to Aurora’s ownership stake and was accounted for as an equity transaction. The $18.3 million difference between the $2.1 million in NCI interest and the $20.4 million fair value of consideration paid was recognized directly in deficit. Prior to the acquisition of the remaining ownership interest, Hempco was listed on the TSX Venture Exchange.

Note 11 Assets Held for Sale

Accounting Policy

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use. Such assets, or disposal groups, are generally measured at the lower of their carrying amount and fair value less costs to sell. Impairment losses on initial classification as held-for-sale and subsequent gains and losses on remeasurement are recognized in profit or loss. Once classified as held-for-sale, intangible assets and property, plant and equipment are no longer amortized or depreciated.

In connection with management’s plan to rationalize capital expenditures to align the Company’s cultivation footprint to current demand, in November 2019, the Company has committed to sell its Exeter land and greenhouse (the “Exeter Property”) and reclassified it from property, plant and equipment to assets-held-for-sale. The Company obtained a third-party appraisal to determine the fair value of the Exeter Property based on a direct comparison approach (Level 2). Based on the estimated fair value less cost of disposal of $18.2 million, the Company recognized a $1.4 million impairment loss during the three and six months ended December 31, 2019. The Exeter Property, and the corresponding impairment loss, is allocated to the cannabis operating segment (Note 22).

	Land	Building & Improvements	Total Value
	$	$	$
Balance, June 30, 2019	2,653	17,430	20,083
Depreciation	-	(406)	(406)
Balance, November 25, 2019	2,653	17,024	19,677
Impairment	(734)	(709)	(1,443)
Fair value at November 25, 2019	1,919	16,315	18,234

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 12 Intangible Assets and Goodwill

The following is a continuity schedule of intangible assets and goodwill:

	December 31, 2019				June 30, 2019
	Cost	Accumulated amortization	Impairment	Net book value	Cost	Accumulated amortization	Net book value
Definite life intangible assets:
Customer relationships	86,278	(22,691)	(4,203)	59,384	86,278	(14,710)	71,568
Permits and licenses	216,220	(24,030)	(4,977)	187,213	227,916	(18,588)	209,328
Patents	1,895	(385)	-	1,510	1,895	(293)	1,602
Intellectual property and know-how	82,500	(18,882)	(4,401)	59,217	82,500	(12,386)	70,114
Software	26,183	(2,282)	-	23,901	17,824	(1,172)	16,652
Indefinite life intangible assets:
Brand	148,399	-	(1,700)	146,699	148,399	-	148,399
Permits and licenses	169,024	-	(143,414)	25,610	170,703	-	170,703
Total intangible assets	730,499	(68,270)	(158,695)	503,534	735,515	(47,149)	688,366
Goodwill	3,171,516	-	(762,231)	2,409,285	3,172,550	-	3,172,550
Total	3,902,015	(68,270)	(920,926)	2,912,819	3,908,065	(47,149)	3,860,916

The following summarizes the changes in the net book value of intangible assets and goodwill for the periods presented:

	Balance, June 30, 2019	Additions	Disposals	Amortization	Impairment	Foreign currency translation	Balance, December 31, 2019
Definite life intangible assets:
Customer relationships	71,568	-	-	(7,981)	(4,203)	-	59,384
Permits and licenses	209,328	-	(11,696)	(5,442)	(4,977)	-	187,213
Patents	1,602	-	-	(92)	-	-	1,510
Intellectual property and know-how	70,114	-	-	(6,496)	(4,401)	-	59,217
Software	16,652	8,359	-	(1,110)	-	-	23,901
Indefinite life intangible assets: (1)
Brand	148,399	-	-	-	(1,700)	-	146,699
Permits and licenses	170,703	-	-	-	(143,414)	(1,679)	25,610
Total intangible assets	688,366	8,359	(11,696)	(21,121)	(158,695)	(1,679)	503,534
Goodwill	3,172,550	-	-	-	(762,231)	(1,034)	2,409,285
Total	3,860,916	8,359	(11,696)	(21,121)	(920,926)	(2,713)	2,912,819
(1)	Indefinite life permits and licenses are predominantly held by the Company’s foreign subsidiaries. Given that these permits and licenses are connected to the subsidiary rather than a specific asset, there is no foreseeable limit to the period over which these assets are expected to generate future cash inflows for the Company.

As at December 31, 2019, all of the $172.3 million (June 30, 2019 - $319.1 million) indefinite life intangibles are allocated to the group of CGU that comprise the cannabis segment.

Impairments

At the end of each reporting period, the Company assesses whether there were events or changes in circumstances that would indicate that a CGU or group of CGUs were impaired. The Company considers external and internal factors, including overall financial performance and relevant entity-specific factors, as part of this assessment. The following factors were identified as impairment indicators:

i.	Revenue decline - Constraints in the provincial retail distribution network, including a slower than expected roll-out of retail stores across Canada, has resulted in a decrease of expected sales and profitability as compared to outcomes initially forecasted by management;
ii.	Change in strategic plans - Halting of construction at Aurora’s Nordic Sky Facility and deferral of the majority of final construction and commissioning activities at its Aurora Sun Facility;
iii.	Decline in stock price and market capitalization - As at December 31, 2019, the carrying amount of the Company’s total net assets exceeded the Company’s market capitalization.

As a result of these factors, management performed an indicator-based impairment test as at December 31, 2019.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The Company allocated all of its goodwill to the cannabis operating segment for the purpose of the impairment test as this represented the lowest level at which management monitored goodwill. As the cannabis operating segment is comprised of various CGUs, management tested the individual CGUs, which had indicators of impairment, for impairment before the cannabis operating segment which contains the associated goodwill. The recoverable amount of all CGUs was determined based on a Fair Value Less Cost of Disposal (“FVLCD”) using level 3 inputs in a Discounted Cash Flow (“DCF”) methodology. The significant assumptions applied in the determination of the recoverable amount are described below:

i.	Cash flows: Estimated cash flows were projected based on actual operating results from internal sources as well as industry and market trends. The forecasts are extended to a total of five years (and a terminal year thereafter);
ii.	Terminal value growth rate: The terminal growth rate was based on historical and projected consumer price inflation, historical and projected economic indicators, and projected industry growth;
iii.	Post-tax discount rate: The post-tax discount rate is reflective of the CGUs Weighted Average Cost of Capital (“WACC”). The WACC was estimated based on the risk-free rate, equity risk premium, beta adjustment to the equity risk premium based on a direct comparison approach, an unsystematic risk premium, and after-tax cost of debt based on corporate bond yields; and
iv.	Tax rate: The tax rates used in determining the future cash flows were those substantively enacted at the respective valuation date.

Key assumptions used in calculating the recoverable amount for each CGU tested for impairment as at December 31, 2019 is outlined in the following table:

	Canadian Cannabis CGU	Latin American CGU	European Hemp CGU	Analytical Testing CGU
Terminal value growth rate	3.0%	3.0%	3.0%	3.0%
Discount Rate	11.5%	31.8%	15.0%	14.0%
Budgeted Revenue growth rate (average of next five years)	46.0%	3.0%	13.5%	12.5%
Fair Value Less Cost to Dispose	$3,712,967	$12,386	$11,572	$8,064

Canadian Cannabis CGU

The Company’s Canadian Cannabis CGU represents its operations dedicated to the cultivation and sale of cannabis products within Canada. Management concluded that the recoverable amount was higher than the carrying value as at December 31, 2019, and no impairment was recognized within the Canadian Cannabis CGU.

Latin American (“LATAM”) CGU

The Company’s LATAM CGU represents its operations dedicated to the cultivation and sale of cannabis and hemp products within LATAM. This CGU is attributed to the Company’s cannabis operating segment. As a result of the impairment test, management concluded that the carrying value was higher than the recoverable amount and recorded impairment losses of $152.3 million during the three and six months ended December 31, 2019 (three and six months ended December 31, 2018 - nil). Management allocated the impairment loss based on the relative carrying amounts of the CGU’s assets at the impairment date, with no individual asset being reduced below its recoverable amount. Management allocated $143.4 million of impairment losses to the CGU’s indefinite life permits and licenses and $8.8 million of impairment losses to property, plant and equipment (Note 9).

European Hemp CGU

The Company’s European Hemp CGU represents its operations dedicated to the cultivation and sale of hemp products within Europe. This CGU is attributed to the Company’s cannabis operating segment. As a result of the impairment test, management concluded that the carrying value was higher than the recoverable amount and recorded impairment losses of $7.0 million during the three and six months ended December 31, 2019 (three and six months ended December 31, 2018 - nil). Management allocated the impairment loss based on the relative carrying amounts of the CGU’s assets at the impairment date, with no individual asset being reduced below its recoverable amount. The impairment loss was fully allocated to property, plant and equipment (Note 9).

Analytical Testing CGU

The Company’s Analytical Testing CGU represents its operations dedicated to analytical and quality control testing of cannabis. This CGU is attributed to the Company’s cannabis operating segment. As a result of the impairment test, management concluded that the carrying value was higher than the recoverable amount and recorded impairment losses of $12.8 million during the three and six months ended December 31, 2019 (three and six months ended December 31, 2018 - nil). Management allocated the impairment loss based on the relative carrying amounts of the CGU’s assets at the impairment date, with no individual asset being reduced below its recoverable amount. The impairment loss was allocated among intangible assets including customer relationships, definite life permits and licenses, know-how and brand.

Patient Counseling CGU

The Company’s Patient Counseling CGU represents its operations dedicated to patient counseling and educational operations. This CGU is attributed to the Company’s cannabis operating segment. The recoverable amount of $0.5 million was determined using a FVLCD method by discounting the most recent expected future net cash flows to the Company from the investment. Management concluded that the estimated recoverable amount of the investment is nominal and as a result, recorded impairment losses of $2.5 million during the three and six months ended December 31, 2019 (three and six months ended December 31, 2018 - nil). Management allocated the impairment loss based on the relative carrying amounts of the CGU’s assets at the impairment date, with no individual asset being reduced below its recoverable amount. The impairment loss was allocated to the customer relationship intangible asset.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Cannabis Operating Segment (Goodwill)

The recoverable amount of the cannabis operating segment was determined based on FVLCD using Level 3 inputs in a DCF analysis. The Company uses its market capitalization and comparative market multiples to corroborate discounted cash flow results. The significant assumptions applied in determining the recoverable amount are described below:

i.	Cash flows: Estimated cash flows were projected based on actual operating results from internal sources as well as industry and market trends. The forecasts was five years including a terminal year thereafter. Management used an average sales growth rate of 49% over the forecasted period (exclusive of terminal year);
ii.	Terminal value growth rate: Management used a 3.0% terminal growth rate which is based on historical and projected consumer price inflation, historical and projected economic indicators, and projected industry growth;
iii.	Post-tax discount rate: Management used a 13.0% post-tax discount rate (June 30, 2019 - 13.5%) which is reflective of the cannabis operating segment’s WACC. The WACC was estimated based on the risk-free rate, equity risk premium, beta adjustment to the equity risk premium based on a direct comparison approach, a size premium and company specific risk, and after-tax cost of debt based on corporate bond yields; and
iv.	Tax rate: The tax rates used in determining the future cash flows were those substantively enacted at the respective valuation date.

As a result, management concluded that the carrying value of the cannabis operating segment was higher than the $3.9 billion recoverable amount and recorded impairment losses of $762.2 million during the three and six months ended December 31, 2019 (three and six months ended December 31, 2018 - nil). The impairment was allocated entirely to reduce goodwill for the cannabis operating segment. The impairment loss was recognized due to a change in overall industry/market conditions, a change in management’s forecasted sales and profitability outlook and a realignment and refocus of strategic plans to meet market demand.

Note 13 Convertible Debentures

	Mar 2018 (i)	Jan 2019 (ii)	Total
	$	$	$
Balance, June 30, 2019	212,094	291,487	503,581
Conversion of debt	(219,614)	-	(219,614)
Interest paid	(7,926)	(15,142)	(23,068)
Accretion	9,808	12,763	22,571
Accrued interest	7,895	12,660	20,555
Unrealized gain on foreign exchange	-	(2,271)	(2,271)
Balance, December 31, 2019	2,257	299,497	301,754
Current portion	(2,257)	(28,375)	(30,632)
Long-term portion	-	271,122	271,122

(i)	In November 2019, the Company provided notice to all holders of Aurora’s $230.0 million 5% unsecured, convertible debentures due March 9, 2020 (the “Debentures”) of an option to voluntarily convert their Debentures at a temporarily amended early conversion price of $3.2837 (the “Amended Early Conversion Price”) calculated based on a 6% discount to the average daily VWAP of Aurora’s common shares on both the Canadian and U.S. stock exchanges.

On November 25, 2019, $227.0 million principal amount, or approximately 99%, of the Debentures were converted under the Amended Early Conversion Price into 69,135,117 common shares of Aurora. Debenture holders that elected to convert also received a total of $7.9 million of interest paid in cash which was comprised of: (i) $4.7 million of accrued and unpaid interest from the last interest payment date, being June 30, 2019, to, but excluding, November 25, 2019, and (ii) $3.2 of million future unpaid interest from November 25, 2019, to, but excluding, the date of maturity of the Debentures, being March 9, 2020. In accordance with IAS 32 - financial instruments: presentation, the reduction of the conversion price to induce early conversion resulted in a loss of $172.3 million during the three and six months ended December 31, 2019 (Note 18). The loss is calculated as the difference between the fair value of the consideration the holders received on conversion under the revised terms and the fair value of the consideration the holders would have received under the original terms of the agreement.

As of December 31, 2019, $2.3 million principal amount remains, which will continue to exist under the original terms of the Indenture with a conversion price of $13.05 maturing on March 9, 2020.

(ii)	On January 24, 2019, the Company issued $460.6 million (US$345.0 million) in aggregate principal amount of Convertible Senior Notes due 2024 (“Senior Notes”) issued at par value. Holders may convert all or any portion of the Senior Notes at any time. The Senior Notes are unsecured, mature on February 28, 2024 and bear cash interest semi-annually at a rate of 5.5% per annum. The initial conversion rate for the Senior Notes is 138.37 common shares per US$1,000 principal amount of Senior Notes, equivalent to an initial conversion price of approximately US$7.23 per common share.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

In accordance with IFRS 9, the equity conversion option embedded in the Senior Notes was determined to be a derivative liability, which has been recognized separately at its fair value. Subsequent changes in the fair value of the equity conversion option will be recognized through profit and loss (i.e. FVTPL). The equity conversion option was classified as an option liability as it can be settled through the issuance of a variable number of shares, cash or a combination thereof, based on the exchange rate and or trading price at the time of settlement.

As of December 31, 2019, the conversion option had a fair value of $8.5 million (June 30, 2019 - $177.4 million) and the Company recognized a $25.1 million and $168.9 million unrealized gain on the derivative liability for the three and six months ended December 31, 2019, respectively. The fair value of the conversion option was determined based on the Kynex valuation model with the following assumptions: share price of US$2.16 (June 30, 2019 - US$7.82), volatility of 60% (June 30, 2019 - 60%), implied credit spread of 1,888 bps (June 30, 2019 - 897 bps), and assumed stock borrow rate of 30% (June 30, 2019 - 15%). As of December 31, 2019, the Company has accrued interest of $12.7 million on these Senior Notes.

Note 14 Loans and Borrowings

As at December 31, 2019, the Company had the following loans and borrowings:

	Note	December 31, 2019	June 30, 2019
		$	$
Term loans	14(a)	200,338	139,900
Debentures		4	18
Lease liabilities	14(b)	100,027	1,326
Total loans and borrowings		300,369	141,244
Current portion		(27,055)	(13,758)
Long-term		273,314	127,486

(a)	Term loans

The changes in the carrying value of current and non-current term loans are as follows:

$
Balance, June 30, 2019	139,900
Additions	64,394
Deferred financing fee	(941)
Gain on debt modification	(53)
Accretion	6,128
Interest payments	(5,340)
Principal repayments	(3,750)
Balance, December 31, 2019	200,338
Current portion	(20,397)
Long-term portion	179,941

On August 29, 2018, the Company entered into a secured credit agreement (as amended, the “Credit Agreement”) with Bank of Montreal (“BMO”) and certain lenders to establish a credit facility (as amended, the “Credit Facility”). Under the original terms of the Credit Facility, we have access to an aggregate of $200.0 million in funds that are available through a $50.0 million revolving credit facility (“Facility A”) and a $150.0 million non-revolving facility (“Facility B”). On September 4, 2019, the Company executed an amendment and upsizing of its existing C$200.0 million Credit Facility to C$360.0 million.

The amendment to the Credit Facility consists of an additional C$160.9 million comprised of a $64.4 million non-revolving facility (“Facility C”) and a $96.5 million non-revolving facility (“Facility D”); an additional option to increase the amended credit facility by $39.1 million subject to certain customary terms and conditions is also available. The Credit Facility matures on August 29, 2021 and has a first ranking general security interest in the assets of Aurora and the loans can be repaid without penalty at Aurora’s discretion. Interest and standby fees are accrued at variable rates based on the Company’s borrowing elections and certain financial metrics. Under the terms of the amended Credit Agreement, the Company is subject to certain customary financial and non-financial covenants and restrictions, including a requirement to hold restricted cash of $45.0 million as cash collateral.

As at December 31, 2019, the Company had a total of $1.8 million of letters of credit outstanding under Facility A, $142.5 million principal outstanding under Facility B, and $64.4 million principal outstanding under Facility C. In accordance with IFRS 9, the amounts outstanding under the amended Credit Facility were initially recorded at fair value and subsequently accounted for at amortized cost based on the effective interest rate.

Under the terms of the amended Credit Facility, the Company elected, at its sole discretion, to receive advances under Facility B and Facility C through certain availment options, which includes prime rate loans and bankers’ acceptances with 3-month maturity dates that at the direction of the Company, roll over upon their maturities unless Aurora elects to convert the then outstanding principal and interest into prime rate loans at any time before August 29, 2021. During the three and six months ended December 31, 2019, the Company drew on Facility C at prime rate and continued to roll the majority of the advances under Facility B using bankers’ acceptances with 3-month maturity dates and the balance at prime rate loans. The average interest rate was 5.33% under the bankers’ acceptance. In accordance with IFRS 9, the loan conversion was determined to be a non-substantial modification of the loan terms. As a result, the Company recognized a $0.4 million loss and a $0.1 million gain in the condensed consolidated interim statement of comprehensive loss for the three and six months ended December 31, 2019 (three and six months ended December 31, 2018 - $1.8 million and $1.8 million gain), respectively, with a corresponding adjustment to the carrying value of the Credit Facility. The gain (loss) was determined based on the difference between the original contractual cash flows and the modified expected cash flows, which was discounted at the original effective interest rate.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Under the amended Credit Facility, the Company is required to have a total funded debt to adjusted shareholders’ equity ratio not to exceed 0.25:1 prior to September 30, 2020. Effective September 30, 2020, the Company must have a minimum fixed charge ratio of not less than 1.25:1, a senior funded debt to Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”) ratio not to exceed 3.00:1, and a total funded debt to EBITDA ratio not to exceed 4.00:1. As of December 31, 2019, the Company was in compliance with all covenants under the amended Credit Facility and term loans.

Subsequent to December 31, 2019, the Company entered into a binding commitment with BMO and its syndicate of lenders to amend certain material terms of its amended Credit Facility to better align its capital structure with current market conditions. As part of the amendments agreed to in February 2020 (the “February Amendment”) the Company has agreed to the following:

i.	the complete removal of a senior funded debt to EBITDA of 3.00:1 covenant and a total funded debt to EBITDA of 4.00:1 covenant;
ii.	the complete removal of a 1.25:1 minimum fixed charge coverage ratio;
iii.	an adjustment to the total funded debt to adjusted shareholders’ equity ratio not to exceed 0.25:1 prior to September 30, 2020 to 0.20:1 effective March 31, 2020;
iv.	an elimination of Facility D representing $96.5 million of capital committed for construction costs at Aurora Sun, use of $45 million of restricted cash to be used to repay and permanently reduce the outstanding term loan balance under Facility B and Facility C on a pro-rata basis;
v.	the introduction of a minimum liquidity covenant of $35.0 million; and
vi.	the introduction of minimum EBITDA thresholds to be met beginning in the quarter ending September 30, 2020.

(b)	Lease liabilities

The following is a continuity schedule of lease liabilities for the six months ended December 31, 2019:

$
Balance, June 30, 2019	1,318
IFRS 16 transition (1)	95,464
Lease additions	6,984
Disposal of leases	(39)
Lease payments	(6,491)
Changes due to foreign exchange rates	(100)
Interest expense on lease liabilities	2,891
Balance, December 31, 2019	100,027
Current portion	(6,658)
Long-term portion	93,369
(1)	Effective July 1, 2019, the Company adopted IFRS 16 Leases (Note 2(c)(i)).

Note 15 Share Capital

(a)	Authorized

The authorized share capital of the Company is comprised of the following:

(i)	Unlimited number of common voting shares without par value.
(ii)	Unlimited number of Class “A” Shares each with a par value of $1.00. As at December 31, 2019, no Class “A” Shares were issued and outstanding.
(iii)	Unlimited number of Class “B” Shares each with a par value of $5.00. As at December 31, 2019, no Class “B” Shares were issued and outstanding.

(b)	Shares Issued and Outstanding

At December 31, 2019, 1,168,189,753 common shares (June 30, 2019 - 1,017,438,744) were issued and fully paid.

During the three and six months ended December 31, 2019, the Company issued 69,949,434 and 77,507,893 common shares, respectively, under its At-the-Market (“ATM”) program (Note 24(b)) for gross proceeds of $267.7 million and $325.2 million (US$202.0 million and US$245.3 million) at an average price of $3.83 and $4.20 per share (US$2.89 and US$3.16 per share), respectively. The Company paid commissions of $5.4 million and $6.5 million (US$4.0 million and US$4.9 million) for net proceeds of $262.4 million and $318.7 million (US$198.0 million and US$240.4 million), respectively.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

During the three months ended December 31, 2019, the Company issued 69,135,117 common shares in connection with the conversion of its Debentures as described in Note 13(i).

(c)	Share Purchase Warrants

Each whole warrant entitles the holder to purchase one common share of the Company. A summary of warrants outstanding is as follows:

	Warrants	Weighted average exercise price
	#	$
Balance, June 30, 2019	23,785,874	7.98
Issued	164,467	9.67
Exercised	(11,826)	6.15
Expired	(2,187,393)	6.94
Balance, December 31, 2019	21,751,122	8.09

The following table summarizes the warrants that remain outstanding as at December 31, 2019:

Exercise Price ($)	Expiry Date	Warrants (#)
3.00	November 2, 2020	5,685,187
9.37 - 9.67	January 31, 2020 to August 22, 2024	16,065,935
		21,751,122

Note 16 Share-Based Compensation

(a)	Stock Options

A summary of stock-options outstanding is as follows:

	Stock Options	Weighted Average Exercise Price
	#	$
Balance, June 30, 2019	68,320,763	7.99
Granted	6,453,961	7.88
Exercised (1)	(938,264)	2.80
Expired	(51,389)	3.98
Forfeited	(3,016,965)	8.56
Balance, December 31, 2019	70,768,106	8.02

(1)	The weighted average share price during the three and six months ended December 31, 2019 was $3.89 and $5.22, respectively (three and six months ended December 31, 2018 - $10.31 and $9.83).

The following table summarizes the stock options that remain outstanding as at December 31, 2019:

Exercise Price ($)	Expiry Date	Weighted Average Remaining Life	Options Outstanding (#)	Options Exercisable (#)
0.30 - 6.99	May 23, 2020 - December 16, 2024	2.66	18,294,164	12,722,248
7.00 - 9.99	February 23, 2022 - September 19, 2024	3.87	21,816,506	6,455,980
10.00 - 10.99	January 15, 2023 - March 13, 2026	5.70	23,837,213	6,002,517
11.00 - 16.86	January 3, 2020 - May 28, 2024	3.86	6,820,223	1,644,731
		4.06	70,768,106	26,825,476

During the three and six months ended December 31, 2019, the Company recorded aggregate share-based compensation expense of $15.7 million and $33.7 million (three and six months ended December 31, 2018 - $18.0 million and $37.4 million) for all stock options granted and vested during the period. This expense is reflected in the share-based compensation line on the statement of comprehensive loss.

Included in the $15.7 million and $33.7 million share-based compensation expense for the three and six months ended December 31, 2019 is $0.8 million and $3.8 million (three and six months ended December 31, 2018 - nil and nil), respectively, related to 19,961,754 stock options granted to the company of Aurora’s strategic advisor, Nelson Peltz. These stock options are exercisable at $10.34 per share over seven years and vest ratably over a four-year period on a quarterly basis, subject to accelerated vesting based on the occurrence of certain events. The Company has rebutted the presumption that the fair value of the services received can be estimated reliably due to the unique nature of the strategic advisor’s services. As such, in accordance with IFRS 2 for share-based payments granted to non-employees, the Company has measured the fair value of the options indirectly by reference to the fair value of the equity instruments granted. The Company will continue to fair value the unvested options at each period until they are fully vested.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Stock options granted during the respective periods highlighted below were fair valued based on the following weighted average assumptions:

	Three months ended December 31,		Six months ended December 31,
	2019	2018	2019	2018
Risk-free annual interest rate (1)	1.59%	2.17%	1.56%	1.60%
Expected annual dividend yield	0%	0%	0%	0%
Expected stock price volatility (2)	81.37%	81.58%	79.27%	81.02%
Expected life of options (years) (3)	2.34	3.00	2.31	2.97
Forfeiture rate	10.67%	5.00%	10.05%	4.29%
(1)	The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the options.
(2)	Volatility was estimated by using the average historical volatility of the Company.
(3)	The expected life in years represents the period of time that options granted are expected to be outstanding.

The weighted average fair value of stock options granted during the three and six months ended December 31, 2019 was $2.03 and $3.57 (three and six months ended December 31, 2018 - $4.72 and $3.25) per option.

(b)	Restricted Share Units (“RSU”) and Deferred Share Units (“DSU”)

A summary of the RSUs and DSUs outstanding are as follows:

	RSUs and DSUs	Weighted Average Issue Price of RSUs and DSUs
	#	$
Balance, June 30, 2019	2,030,337	4.94
Issued	642,890	7.32
Vested, released and issued	(218,332)	4.22
Forfeited	(18,509)	0.79
Balance, December 31, 2019	2,436,386	5.65

During the three and six months ended December 31, 2019, the Company recorded share-based compensation of $1.9 million and $3.0 million (three and six months ended December 31, 2018 - $1.2 million and $2.9 million), respectively, for RSUs and DSUs granted and vested during the period. This expense is included in the share-based compensation line on the statement of comprehensive loss.

The following table summarizes the RSUs and DSUs that remain outstanding as at December 31, 2019:

Weighted Average Issue Price ($)	Expiry Date	Outstanding (#)	Vested (#)
2.76 - 3.47	September 29, 2020 - December 16, 2022	1,136,940	758,332
4.81 - 7.91	August 3, 2021 - October 21, 2022	931,445	186,830
8.54 - 10.32	July 12, 2021 - January 15, 2023	368,001	63,639
		2,436,386	1,008,801

Note 17 Loss Per Share

The following is a reconciliation of basic and diluted loss per share:

Basic and diluted loss per share

	Three months ended December 31,		Six months ended December 31,
	2019	2018	2019	2018
Net loss attributable to Aurora shareholders	($1,286,129)	($237,752)	($1,273,373)	($132,290)
Weighted average number of common shares outstanding	1,089,447,709	968,950,642	1,086,057,191	914,441,307
Basic and diluted loss per share	($1.18)	($0.25)	($1.17)	($0.14)

Diluted loss per share is the same as basic loss per share as the issuance of shares on the exercise of convertible debentures, restricted share units, warrants and share options is anti-dilutive.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 18 Other (Expense) Income, Net

		Three months ended December 31,		Six months ended December 31,
	Note	2019	2018	2019	2018
		$	$	$	$
Share of loss from investment in associates	6	(1,930)	(894)	(4,322)	(3,009)
Gain on deemed disposal of significant influence investment		-	-	-	144,368
Loss on induced conversion of debenture	13	(172,291)	-	(172,291)	-
Unrealized loss on derivative investments	5(b)	(20,113)	(119,872)	(34,231)	(32,327)
Unrealized gain on derivative liability	13(ii)	25,111	-	168,925	-
Unrealized gain (loss) on changes in contingent consideration fair value	23	778	(692)	715	(2,065)
(Loss) gain on debt modification	14(a)	(362)	1,774	53	1,774
(Loss) gain on loss of control of subsidiary		-	(12)	-	398
Total other (expense) income, net		(168,807)	(119,696)	(41,151)	109,139

Note 19 Supplemental Cash Flow Information

The changes in non-cash working capital are as follows:

	Six months ended December 31, 2019	Six months ended December 31, 2018
	$	$
Sales tax recoverable	(305)	(11,256)
Accounts receivable	21,534	(8,311)
Biological assets	(24,633)	(9,475)
Inventory	(42,746)	(4,134)
Prepaid and other current assets	(11,557)	(17,127)
Accounts payable and accrued liabilities	(38,296)	27,388
Income taxes payable	3,432	(7,140)
Deferred revenue	5,402	(1,433)
Provisions	(4,200)	-
Changes in operating assets and liabilities	(91,369)	(31,488)

Additional supplementary cash flow information is as follows:

	Six months ended December 31, 2019	Six months ended December 31, 2018
	$	$
Property, plant and equipment in accounts payable	45,248	18,451
Capitalized borrowing costs	13,804	1,452
Interest paid	28,408	5,809
Interest received	1,004	239

Note 20 Commitments and Contingencies

(a)	Claims and Litigation

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to take appropriate action with respect to any such legal actions, including by defending itself against such legal claims as necessary. Other than the claims described below, as of the date of this report, Aurora is not aware of any other material or significant claims against the Company.

On November 29, 2017, a claim was commenced against the Company regarding 300,000 stock options with an exercise price of $0.39 per share issued to a consultant pursuant to an agreement dated March 16, 2015. The agreement was terminated on March 8, 2016, and in accordance with the Company’s stock option plan, the unexercised options expired 90 days from the date of the termination of the agreement. The option holder is attempting to enforce exercise rights which the Company believes do not exist. The Company believes the action to be without merit and intends to defend this claim. Examinations for discovery were completed in January 2019 and the matter is currently scheduled for court in early March 2020. Due to the uncertainty of the timing and the amount of estimated future cash outflows relating to this claim, no provision has been recognized as at December 31, 2019.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

On October 3, 2018, a claim was commenced against the Company regarding the failure to supply product under a recently acquired subsidiary’s supply agreement. The plaintiff is seeking specific performance of the supply agreement and damages for breach of contract for approximately $21.0 million (€14.7 million) plus legal costs. In accordance with the terms of the agreement, the Company had terminated the contract due to a breach by the plaintiff. The Company intends to defend this claim. The parties are currently engaged in the document discovery process. Due to the uncertainty of timing and the amount of estimated future cash outflows relating to this claim, no provision has been recognized as at December 31, 2019.

In connection with the acquisition of MedReleaf, the Company assumed a contingent liability associated with a formerly terminated MedReleaf employee. The claimant was seeking performance under the terms of his employment agreement related to a severance obligation. The Company recognized a provision of $4.2 million as part of the purchase price allocation in the prior year and the amount was fully settled during the six months ended December 31, 2019.

The Company and certain of its directors and officers are subject to two separate class action proceedings in the United States District Court for the District of New Jersey on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities between September 11, 2019 and November 14, 2019 and between October 23, 2018 and January 6, 2020. The complaints allege, inter alia, that we and certain of our current officers and directors violated the federal securities laws by making false or misleading statements,  materially overstated the demand and potential market for our consumer cannabis products; that our ability to sell products had been materially impaired by extraordinary market oversupply, that our spending growth and capital commitments were slated to exceed our revenue growth; that we had violated German law mandating that companies receive special permission to distribute medical products exposed to regulated irradiation techniques, and that the foregoing, among others, had negatively impacted the Company’s business, operations, and prospects and impaired the Company’s ability to achieve profitability. We dispute the allegations in the complaints and intend to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, we are currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matters described above. As such, no provision has been recognized as at December 31, 2019.

(b)	Commitments

(i)	The Company has various lease commitments related to various office space, production equipment, vehicles, facilities and warehouses expiring between January 2020 and June 2033. The Company has certain operating leases with optional renewal terms that the Company may exercise at its option. The Company also has an option to purchase lands located in Cremona, Alberta which are currently being leased.

(ii)	In connection with the acquisition of MedReleaf, the Company has an obligation to purchase certain intangible assets on December 8, 2019 and December 8, 2020 through the issuance of common shares contingent upon the seller meeting specified revenue targets. The agreed upon purchase price of each intangible asset is $3.3 million and $3.0 million, respectively. As at December 31, 2019, the Company had not purchased the December 2019 intangible asset as the seller had not met the specified revenue targets.

In addition to lease liability commitments disclosed in Note 24(b), the Company has the following future capital commitments and license and sponsorship fee payments, which are due in the next five years:

$
Remainder of 2020	133,552
2021	18,835
2022	19,777
2023	20,766
2024	21,804
Thereafter	46,934
261,668

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 21 Revenue

The Company generates revenue from the transfer of goods and services over time and at a point-in-time from the revenue streams below. Net revenue from sale of goods reflects actual returns and estimated variable consideration for future returns and price adjustments of $10.6 million for the three and six months ended December 31, 2019 (three and six months ended December 31, 2018 - nil). The estimated variable consideration is based on historical experience and Management’s expectation of future returns and price adjustments. As of December 31, 2019, the return liability for the estimated variable revenue consideration was $4.5 million (June 30, 2019 - nil) and is included in deferred revenue on the condensed consolidated interim statements of financial position.

Three months ended December 31, 2019	Point-in-time	Over-time	Total
	$	$	$
Cannabis
Revenue from sale of goods	63,302	-	63,302
Revenue from provision of services	-	1,355	1,355
Other
Revenue from sale of goods	365	-	365
Excise taxes	(8,995)	-	(8,995)
Net Revenue	54,672	1,355	56,027

Three months ended December 31, 2018	Point-in-time	Over-time	Total
	$	$	$
Cannabis
Revenue from sale of goods	58,685	-	58,685
Revenue from provision of services	-	2,589	2,589
Other
Revenue from sale of goods	726	-	726
Excise taxes	(7,822)	-	(7,822)
Net Revenue	51,589	2,589	54,178

Six months ended December 31, 2019	Point-in-time	Over-time	Total
	$	$	$
Cannabis
Revenue from sale of goods	146,185	-	146,185
Revenue from provision of services	-	3,199	3,199
Other
Revenue from sale of goods	795	-	795
Excise taxes	(18,907)	-	(18,907)
Net Revenue	128,073	3,199	131,272

Six months ended December 31, 2018	Point-in-time	Over-time	Total
	$	$	$
Cannabis
Revenue from sale of goods	84,628	-	84,628
Revenue from provision of services	-	5,805	5,805
Other
Revenue from sale of goods	1,241	-	1,241
Excise taxes	(7,822)	-	(7,822)
Net Revenue	78,047	5,805	83,852

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 22 Segmented Information

Operating Segments	Cannabis	Horizontally Integrated Businesses	Corporate	Total
	$	$	$	$
Three months ended December 31, 2019
Net revenue	55,662	365	-	56,027
Gross profit (loss)	30,034	(119)	-	29,915
Net loss	(1,015,869)	(1,320)	(288,709)	(1,305,898)

Three months ended December 31, 2018
Net revenue	53,453	725	-	54,178
Gross profit	31,703	439	-	32,142
Net loss	(22,471)	(157)	(217,014)	(239,642)

Six months ended December 31, 2019
Net Revenue	130,477	795	-	131,272
Gross profit	83,329	294	-	83,623
Net loss	(1,080,241)	(1,530)	(213,757)	(1,295,528)

Six months ended December 31, 2018
Net Revenue	82,612	1,240	-	83,852
Gross profit	39,617	575	-	40,192
Net loss	(48,440)	(382)	(86,639)	(135,461)

Geographical Segments	Canada	EU	Other	Total
	$	$	$	$
Non-current assets other than financial instruments
December 31, 2019	3,883,142	76,614	82,297	4,042,053
June 30, 2019	4,442,849	82,922	226,483	4,752,254

Three months ended December 31, 2019
Net revenue	53,289	2,375	363	56,027
Gross profit	28,311	1,363	241	29,915

Three months ended December 31, 2018
Net revenue	49,772	3,266	1,140	54,178
Gross profit	30,901	1,140	101	32,142

Six months ended December 31, 2019
Net revenue	122,358	7,995	919	131,272
Gross profit	77,000	6,477	146	83,623

Six months ended December 31, 2018
Net revenue	75,637	6,732	1,483	83,852
Gross profit	37,628	2,442	122	40,192

Included in net revenues arising from the Canadian cannabis operating segment for the three months ended December 31, 2019 are net revenues of approximately $9.0 million, $8.6 million and $7.1 million (three months ended December 31, 2018 - $7.3 million and $6.2 million) which arose from sales to the Company’s major customers. Included in net revenues arising from the Canadian cannabis operating segment for the six months ended December 31, 2019 are net revenues of approximately $17.8 million and $14.6 million (six months ended December 31, 2018 - none) which arose from sales to the Company’s major customers. No other single customers contributed 10 per cent or more to the Company’s net revenue during the three and six months ended December 31, 2019.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 23 Fair Value of Financial Instruments

Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine the fair value of each financial instrument.

Fair Value Method
Financial Instruments Measured at Fair Value
Marketable securities	Closing market price of common shares as of the measurement date (Level 1)
Derivatives	Closing market price (Level 1) or Black-Scholes, Binomial, Monte-Carlo & FINCAD valuation model (Level 2 or 3)
Contingent consideration payable	Discounted cash flow model (Level 3)
Derivative liability	Kynex valuation model (Level 2)
Financial Instruments Measured at Amortized Cost
Cash and cash equivalents, restricted cash, accounts receivable, loans receivable	Carrying amount (approximates fair value due to short-term nature)
Accounts payable and accrued liabilities	Carrying amount (approximates fair value due to short-term nature)
Convertible debentures, loans and borrowings	Carrying value discounted at the effective interest rate which approximates fair value

The carrying values of the financial instruments at December 31, 2019 are summarized in the following table:

	Amortized cost	FVTPL	Designated FVTOCI	Total
	$	$	$	$
Financial Assets
Cash and cash equivalents	156,334	-	-	156,334
Restricted cash	45,002	-	-	45,002
Accounts receivable, excluding sales taxes receivable	63,698	-	-	63,698
Marketable securities	-	-	26,148	26,148
Derivatives	-	53,469	-	53,469
Loans receivable	3,312	-	-	3,312
Financial Liabilities
Accounts payable and accrued liabilities	125,432	-	-	125,432
Convertible debentures (1)	301,754	-	-	301,754
Contingent consideration payable	-	24,633	-	24,633
Loans and borrowings	300,369	-	-	300,369
Derivative liability	-	8,470	-	8,470
(1)	The fair value of convertible notes includes both the debt and equity components.

The following is a summary of financial instruments measured at fair value segregated based on the various levels of inputs:

	Note	Level 1	Level 2	Level 3	Total
		$	$	$	$
As at December 31, 2019
Marketable securities		25,148	-	1,000	26,148
Derivative assets	5(b)	-	38,814	14,655	53,469
Contingent consideration payable		-	-	24,633	24,633
Derivative liability		-	8,470	-	8,470

As at June 30, 2019
Marketable securities		142,248	-	1,000	143,248
Derivative assets	5(b)	-	64,001	22,408	86,409
Contingent consideration payable		-	-	28,137	28,137
Derivative liability		-	177,395	-	177,395

There have been no transfers between fair value categories during the period.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following is a continuity schedule of contingent consideration payable:

	Note	CanvasRx	H2	Whistler	Immaterial transactions	Total
Balance, June 30, 2019		1,985	1,231	24,771	150	28,137
Unrealized gain (loss) on changes in contingent consideration fair value	18	8	(49)	(674)	-	(715)
Payments		(1,607)	(1,182)	-	-	(2,789)
Balance, December 31, 2019		386	-	24,097	150	24,633

The Company’s contingent consideration payable is measured at fair value based on unobservable inputs and is considered a Level 3 financial instrument. The determination of the fair value of these liabilities is primarily driven by the Company’s expectations of the respective subsidiaries achieving certain milestones. The expected milestones were assigned probabilities and the expected related cash flows were discounted to derive the fair value of the contingent consideration. At December 31, 2019, the probability of achieving all milestones was estimated to be 100% and the discount rates were estimated to be 3.83%. If the probabilities of achieving the milestones decreased by 10%, the estimated fair value of the contingent consideration would decrease by approximately $2.4 million (June 30, 2019 - $2.8 million). If the discount rates increased or decreased by 5%, the estimated fair value of contingent consideration would increase or decrease by approximately $0.2 million (June 30, 2019 - $0.3 million). If the expected timing of the achievement is delayed by six months, the estimated fair value of contingent consideration would decrease by approximately $0.4 million (June 30, 2019 - $0.4 million).

Note 24 Financial Instruments Risk

The Company is exposed to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

(a)	Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, restricted cash, accounts receivable and loans receivable. The risk exposure is limited to their carrying amounts reflected on the statement of financial position. The risk for cash and cash equivalents and restricted cash is mitigated by holding these instruments with highly rated Canadian financial institutions. As the Company does not invest in asset-backed deposits or investments, it does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its GICs. The Company mitigates the credit risk associated with the loans receivable by managing and monitoring the underlying business relationship.

Accounts receivable primarily consist of trade accounts receivable and sales tax receivable. The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is generally limited for receivables from government bodies, which generally have low default risk, and medical sales direct to patients, where payment is required prior to the delivery of goods. Credit risk for non-government wholesale customers is assessed on a case-by-case basis and a provision is recorded where required. As of December 31, 2019, $11.4 million of accounts receivable are from non-government wholesale customers. As of December 31, 2019, the Company recognized a $1.9 million provision for expected credit losses.

The Company’s aging of receivables was as follows:

	December 31, 2019	June 30, 2019
	$	$
0 - 60 days	46,899	59,725
61+ days	35,365	43,768
	82,264	103,493

(b)	Liquidity risk

The composition of the Company’s accounts payable and accrued liabilities was as follows:

	December 31, 2019	June 30, 2019
	$	$
Trade payables	28,734	38,671
Accrued liabilities	69,232	79,933
Payroll liabilities	21,297	17,727
Excise tax payable	3,104	10,040
Other payables	3,065	6,513
	125,432	152,884

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended December 31, 2019 and 2018

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with its financial liabilities when they are due. The Company manages liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due. As at December 31, 2019, the Company has a $360.0 million Credit Facility with BMO, of which $1.8 million letters of credit are outstanding under Facility A, $142.5 million is outstanding under Facility B, and $64.4 million is outstanding under Facility C (Note 14(a)). On April 2, 2019, the Company filed a Shelf Prospectus and a corresponding Registration Statement with the SEC, which allows Aurora to make offerings of common shares, debt securities, subscription receipts, units, warrants or any combination thereof up to US$750.0 million during the 25-month period that the Shelf Prospectus is effective. In connection with the Shelf Prospectus, the Company also filed an ATM supplement which provides for US$400.0 million in common shares to be sold by registered dealers on behalf of Aurora in the United States through the NYSE at prevailing market prices at the time of sale. As at December 31, 2019, the Company had raised $325.2 million (US$245.3 million) gross proceeds under its ATM program.

In addition to the commitments outlined in Note 20, the Company has the following undiscounted contractual obligations as at December 31, 2019, which are expected to be payable in the following respective periods:

	Total	≤1 year	1.01 - 3 years	3.01 - 5 years	> 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	125,432	125,432	-	-	-
Convertible notes and interest (1)	561,411	26,977	49,298	485,136	-
Lease liabilities (2)	189,969	12,352	35,731	30,697	111,189
Loans and borrowings excluding lease liabilities (2)	223,009	33,843	189,166	-	-
Contingent consideration payable	51,744	41,487	10,257	-	-
	1,151,565	240,091	284,452	515,833	111,189
(1)	Assumes the principal balance of the notes outstanding at December 31, 2019 remains unconverted and includes the estimated interest payable until the maturity date.
(2)	Includes interest payable until maturity date.

Note 25 Subsequent Events

Amendment to Credit Facilities

Subsequent to December 31, 2019, the Company amended the terms under the BMO Credit Facility (Note 14(a)).

Equity Financing

Subsequent to December 31, 2019, the Company issued 3,607,641 common shares under the ATM (Note 24(b)) for gross proceeds of $7.5 million (US$5.7 million).

RSU and Option Grants

Subsequent to December 31, 2019, the Company granted 1,818,663 RSUs, 201,680 stock options exercisable at $4.71, and 282,710 stock options exercisable at $2.08 to senior officers of the Company related to recent promotions and retention incentives. The options vest annually and expire on February 10, 2025 while the RSUs vest periodically tied to certain events.

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